UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                              Viewpoint Corporation
                         -------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    92672P108
                                  -------------
                                 (CUSIP Number)

                                December 31, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [X] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
Viewpoint Corporation

CUSIP No. 92672P108

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                 Paul P. Tanico
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                           (a)
                                                           (b)
--------------------------------------------------------------------------------
3)       SEC USE ONLY
--------------------------------------------------------------------------------
4)       CITIZENSHIP OR PLACE OR ORGANIZATION

                                  United States
--------------------------------------------------------------------------------
NUMBER OF                  5)       SOLE VOTING POWER
SHARES                                                   152,400
BENEFICIALLY          ----------------------------------------------------------
OWNED BY                   6)       SHARED VOTING POWER
EACH                                                     3,170,952
REPORTING             ----------------------------------------------------------
PERSON                     7)       SOLE DISPOSITIVE POWER
WITH                                                     152,400
                      ----------------------------------------------------------
                           8)       SHARED DISPOSITIVE POWER
                                                         3,170,952
--------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                         3,323,352
--------------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                         8.5%
--------------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON*
                                                         IN

SCHEDULE 13G
Viewpoint Corporation

CUSIP No. 92672P108

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                 Ellen H. Adams
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                           (a)
                                                           (b)
--------------------------------------------------------------------------------
3)       SEC USE ONLY
--------------------------------------------------------------------------------
4)       CITIZENSHIP OR PLACE OR ORGANIZATION

                                  United States
--------------------------------------------------------------------------------
NUMBER OF                  5)      SOLE VOTING POWER
SHARES                                                   242,500
BENEFICIALLY          ----------------------------------------------------------
OWNED BY                   6)      SHARED VOTING POWER
EACH                                                     3,170,952
REPORTING             ----------------------------------------------------------
PERSON                     7)      SOLE DISPOSITIVE POWER
WITH                                                     242,500
                      ----------------------------------------------------------
                           8)      SHARED DISPOSITIVE POWER
                                                         3,170,952
--------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                         3,413,452
--------------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                         8.7%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
                                                         IN

NOTE: Issuer reported 39,249,850 shares of common stock, $.001 par value, outstanding in its Quarterly Report on Form 10-Q dated November 14, 2001.

Item 1(a).  Name of Issuer:

         Viewpoint Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

         498 Seventh Avenue, Suite 1810
         New York, New York 10018

Item 2(a).  Name of Person Filing:

         This statement is filed by:

         (A) Paul P. Tanico ("Tanico"), with respect to the shares of Common Stock, $.001 par value per share ("Common Stock") of Viewpoint Corporation (the "Company") (a) also beneficially owned by CastleRock Management, LLC, a Delaware limited liability company ("Management LLC"), of which Tanico is a managing member, (b) also beneficially owned by CastleRock Asset Management, Inc., a New York corporation ("Management Inc."), of which Tanico is a director, officer and stockholder, (c) also beneficially owned by CastleRock Money Purchase Pension Plan ("Retirement Fund"), a money purchase pension plan, over which Tanico shares investment discretion, (d) owned directly by Tanico, and (e) held in certain accounts over which Tanico shares investment discretion.

         (B) Ellen H. Adams ("Adams"), with respect to the shares of Common Stock of the Company (a) also beneficially owned by Management LLC, of which Adams is a managing member, (b) also beneficially owned by Management Inc., of which Adams is a director, officer and stockholder, (c) also beneficially owned by Retirement Fund, over which Adams shares investment discretion, (d) owned directly by a trust of which Adams is a trustee, (e) held in a certain account owned directly by Adams and Jonathan R. Sheer, and (f) held in certain accounts over which Adams shares investment discretion.

         Management LLC beneficially owns all of the 1,097,829 shares of Common Stock of the Company owned directly by CastleRock Partners, L.P. a Delaware limited partnership ("Partners I"), of which Management LLC is the general partner, and all of the 92,171 shares of Common Stock of the Company directly owned by CastleRock Partners II, L.P. a Delaware limited partnership ("Partners II"), of which Management LLC is the general partner.

         Management Inc. beneficially owns all of the 1,462,952 shares of Common Stock of the Company directly owned by CastleRock Fund, Ltd., an international business company organized in the British Virgin Islands ("Fund"), for which Management Inc. serves as an investment advisor, and all of the 497,000 shares of Common Stock of the Company directly owned by certain accounts for which Management Inc. exercises investment discretion.

            Tanico and Adams are hereinafter collectively referred to as the "Reporting Persons."

Item 2(b).   Address of Principal Business Office or, if None, Residence:

         The principal business office of each of the Reporting Persons is:

            c/o CastleRock Asset Management, Inc.
            101 Park Avenue, 23rd Floor
            New York, New York 10178

Item 2(c).   Citizenship:

         Each of Tanico and Adams is a citizen of the United States of America.

Item 2(d).   Title of Class of Securities:

         Common Stock, $.001 par value

Item 2(e).   CUSIP Number:

         92672P108

Item 4.  Ownership.

A.  Tanico

         (a)  Amount beneficially owned: 3,323,352

         (b)  Percent of class: 8.5%

         (c)  (i)  Sole power to vote or direct the vote:  152,400
              (ii) Shared power to vote or direct the vote:  3,170,952
              (iii) Sole power to dispose or direct the disposition:  152,400
              (iv)  Shared power to dispose or direct the disposition: 3,170,952
B.  Adams

         (a)  Amount beneficially owned:  3,413,452

         (b)  Percent of class:  8.7%

         (c)  (i)  Sole power to vote or direct the vote:  242,500
              (ii) Shared power to vote or direct the vote:  3,170,952
              (iii) Sole power to dispose or direct the disposition:  242,500
              (iv)  Shared power to dispose or direct the disposition: 3,170,952

Item 5.  Ownership of Five Percent or Less of a Class.

         N.A.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         N.A.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         N.A.

Item 8.  Identification and Classification of Members of the Group.

         N.A.

Item 9.  Notice of Dissolution of Group.

         N.A.

Item 10. Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2002

                                         /s/ Paul P. Tanico
                                         -------------------------------
                                         Paul P. Tanico

                                         /s/ Ellen H. Adams
                                         -------------------------------
                                         Ellen H. Adams

EXHIBIT INDEX
-------------
Exhibits
1.    Joint Filing Agreement, dated February 11, 2002, between Tanico and Adams.


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